Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MidWestOne Financial Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-59510) on Form S-8 of MidWestOne Financial Group, Inc. and subsidiaries, of our report dated March 10, 2006, with respect to the consolidated balance sheets of MidWestOne Financial Group, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 10-K dated March 20, 2006 of MidWestOne Financial Group, Inc. and subsidiaries.

/s/ KPMG LLP

Des Moines, Iowa

March 20, 2006